Exhibit 12

LORAL ORION, INC AND SUBSIDIARIES, A DEBTOR IN POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	For the Years ended December 31,

	2003	2002	2001

	(in thousands)
	(unaudited)
Loss before income taxes, and cumulative effect of change in accounting principle	$(42,913)	$(5,111)	$(72,181)
Plus fixed charges:
Interest expense	7,411	13,301	98,339
Less: capitalized interest	(889)	(288)	—

Earnings available to cover fixed charges	$(36,391)	$7,902	$26,158

Fixed charges(1)	$(7,411)	$(13,301)	$(98,339)

Deficiency of earnings to cover fixed charges	$(43,802)	$(5,399)	$(72,181)

(1)	Fixed charges includes the accrual of interest on all debt obligations through July 15, 2003, the date of the Company’s Chapter 11 filing.